Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

March 9, 2012

Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

T.O Entertainment, Inc.

(formerly known as IBI Acquisitions, Inc.)

Current Report on Form 8-K

Filed January 3, 2012

File No. 000-53340

Dear Ms. Block:

We represent T.O Entertainment, Inc., a Colorado corporation (previously known as IBI Acquisitions, Inc.).

This letter concerns your comment letter dated January 30, 2012. The Company is in the process of addressing the comments set forth in the comment letter but requires additional time to complete its responses.  Accordingly, we respectfully request an extension of time of ten additional business days from today, or until March 23, 2012, to complete and file the necessary responses.  Your understanding with this matter is greatly appreciated.

Sincerely Yours,

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.